UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 15)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

811916105

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York NY 10018
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
10,069,656
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
10,069,656
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,069,656

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

19.3%
14.	Type of Reporting Person

CO
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CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
6,948,474
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
6,948,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,948,474

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.3%
14.	Type of Reporting Person

CO
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CUSIP No. 811916105

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
6,254,432
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
6,254,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,254,432

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

12.0%
14.	Type of Reporting Person

CO

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CUSIP No. 811916105

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
10,341,356
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
10,341,356
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,363,056

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

19.9%
14.	Type of Reporting Person

IN

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CUSIP No. 811916105

1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN

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CUSIP No. 811916105

1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO

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The Statement on Schedule 13D filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG, by Amendment No. 3 thereto filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham”), by Amendment No. 4 thereto filed December 10, 2013, by Amendment No. 5 thereto filed July 17, 2014, by Amendment No. 6 thereto filed August 19, 2014, by Amendment No. 7 thereto filed September 8, 2014, by Amendment No. 8 thereto filed November 12, 2014, by Amendment No. 9 thereto filed March 24, 2015, by Amendment No. 10 thereto filed April 8, 2015, by Amendment No. 11 thereto filed July 1, 2015, by Amendment No. 12 thereto filed November 2, 2015 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Buckingham and FCMI Parent Co. (“FCMI Parent”), by Amendment No. 13 thereto filed December 31, 2015 and by Amendment No. 14 thereto filed January 26, 2016 (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 15. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The aggregate purchase price for the 708,000 Common Shares purchased by FCMI Parent and reported in this Schedule 13D (Amendment No. 15) was US$5,577,817.25 (excluding commissions). Details regarding such purchases by FCMI Parent are set forth in Item 5. FCMI Parent obtained the funds used to acquire the Issuer’s Common Shares the from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

FCMI Parent acquired the 708,000 Common Shares reported in this Schedule 13D (Amendment No. 15), for investment purposes.

In addition to such purchases, on February 22, 2016, FCMI sold 250,000 Common Shares to National Bank of Canada (“NBC”), as buyer, in a block transaction executed on the NYSE at a selling price of US$8.75 per share, for total consideration of US$2,187,500. On the same day, FCMI Parent entered into a total return swap transaction in which NBC sold to FCMI Parent the total return on 250,000 Common Shares evidenced by an ISDA master agreement, credit support annex and transaction confirmation (collectively the “2016-2 TRS Agreement”) with NBC. FCMI sold such 250,000 Common Shares and FCMI Parent entered into the 2016-2 TRS Agreement for purposes of monetizing their aggregate position in the Common Shares while at the same time allowing them to retain the economic exposure to the Common Shares sold to NBC.

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Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Schedule 13D (Amendment No. 14), FCMI Parent has purchased a total of 708,000 Common Shares in open-market transactions denominated in United States Dollars (US$) on the NYSE. The details of such purchases are set forth in the following table. All purchase price amounts are excluding commissions.

Date	No. of Shares	Price/Share (US$)	Total (US$)
1/26/2016	32,000	$6.0951	$195,043.20
1/27/2016	22,100	5.9763	132,076.23
1/28/2016	27,700	6.0233	166,845.41
1/29/2016	16,800	6.2862	105,608.16
2/1/2016	21,100	6.4520	136,139.31
2/2/2016	18,400	6.1940	113,969.6
2/3/2016	30,900	6.7558	208,754.22
2/5/2016	4,400	6.9413	30,541.72
2/9/2016	92,100	7.4142	682,847.82
2/10/2016	90,700	7.4499	675,705.93
2/11/2016	42,800	8.1706	349,701.68
2/22/2016	8,700	8.5482	74,369.34
2/23/2016	22,500	8.7747	197,430.75
2/24/2016	89,300	8.9627	800,369.11
2/29/2016	78,700	9.0298	710,645.26
3/1/2016	89,800	9.0307	810,956.86
3/2/2016	20,000	9.3406	186,812.00
Total:	708,000		$5,577,817.25

Item 5 of the Schedule 13D is hereby further amended by deleting the information set forth in Item 5 of Schedule 13D (Amendment No. 14) regarding aggregate beneficial ownership of the Issuer’s Common Shares by each of the Filing Persons (including the table provided as part of such information), and replacing the deleted information with the following:

On the date of this Schedule 13D (Amendment No. 15), the Filing Persons are the beneficial owners of, in the aggregate, 10,392,181 Common Shares, representing 19.9% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 52,092,626 Common Shares, as reported by the Issuer in its Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2015 filed as Exhibit 99.2 to its Report on Form 6-K for the month of November 2015 filed on November 13, 2015. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

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Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	6,254,432	12.0%	6,254,432	[1]	12.0%[1]
FCMI	694,042	1.3%	6,948,474	[2]	13.3%[2]
FCMI Parent	3,121,182	6.0%	10,069,656	[3]	19.3%[3]
Buckingham	250,000	0.5%	250,000	[4]	0.5%[4]
Nancy Friedberg	50,825	(5)	300,825	[6]	0.6%[6]
Albert Friedberg	21,700	(5)	10,363,056	[7]	19.9%[7]

[1]	All such shares are owned directly by PABTL.
[2]	Includes 649,042 shares owned directly by FCMI and 6,254,432 shares owned directly by PABTL.
[3]	Includes 3,121,182 owned directly by FCMI Parent, 694,042 shares owned directly by FCMI and 6,254,432 shares owned directly by PABTL.
[4]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.
[5]	Less than 0.1%
[6]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 4).
[7]	Includes 6,254,432 shares owned directly by PABTL, 694,042 shares owned directly by FCMI, 3,121,182 shares owned directly by FCMI Parent, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg, see note 6), and 250,000 shares owned directly by Buckingham (see note 4). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Shares beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiaries, FCMI and PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI Parent, FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

With the exception of (i) FCMI Parent’s purchase of 708,000 Common Shares in the transactions described in Item 5, (ii) FCMI’s sale of 250,000 Common Shares and FCMI Parent’s entry into the cash-settled share swap transaction described above, and (iii) the transactions listed in Item 5 of Amendment 14 to the Filing Persons’ Schedule 13D, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 15).

The 2016-2 TRS Agreement described in Item 6 below provides only for cash settlement. None of FCMI Parent, the other Filing Persons, nor any of their affiliates or associates shall have any voting or dispositive power with respect to any Underlying Shares and FCMI Parent, the other Filing Persons, and their affiliates and associates disclaim beneficial ownership of any such securities.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

Contemporaneously with FCMI’s sale of 250,000 Common Shares to NBC described in Item 5, on February 22, 2016, FCMI Parent entered into a total return swap transaction evidenced by an ISDA master agreement, credit support annex and transaction confirmation (collectively the “2016-2 TRS Agreement”) with NBC. Pursuant to the terms of the 2016-2 TRS Agreement, NBC sold to FCMI Parent the total return on 250,000 Common Shares (the “Underlying Shares”) in exchange for a monthly payment calculated on a per diem basis for the number of days in the applicable calculation period by multiplying the notional amount of the transaction applicable for any particular day in the relevant calculation period by the sum of a designated LIBOR-based rate with a maturity of one month and a spread of 1.25% divided by 360.

The initial price for the Underlying Shares is equal to US$8.75 per share. The final price is the average of the modified volume weighted average price (as calculated pursuant to the 2016-2 TRS Agreement) applicable to each averaging day agreed to by the parties from and including April 25, 2018, weighted by the number of Underlying Shares that were reduced by NBC on the relevant averaging date minus a commission of US$0.02 per Underlying Share sold by NBC on such averaging date. On the applicable cash settlement date, the initial price of the Underlying Shares specified for the transaction shall be deducted from the final price for the Underlying Shares and such amount shall be multiplied by the number of Underlying Shares subject to the transaction. If the final price for the Underlying Shares exceeds the initial price for the Underlying Shares, such that the product of such determination is positive, NBC shall pay the amount so determined to FCMI Parent. If the initial price for the Underlying Shares exceeds the final price for the Underlying Shares, such that the product of such determination is negative, FCMI Parent shall pay the absolute value of the amount so determined to NBC. To the extent that there are any dividends paid by the Issuer on the Common Shares, NBC will pay to FCMI Parent an amount per Underlying Share equivalent to the per Share dividend paid by the Issuer.

NBC and FCMI Parent have the right to terminate the transaction if it becomes illegal for FCMI Parent to continue with the transaction. FCMI Parent has the right to terminate the transaction in whole or in part at any time following the fortieth day following the effective date of the transaction and prior to the valuation date. In the case of early termination of the transaction the date designated for termination will be the valuation date in respect of the number of Underlying Shares subject to such early termination. If FCMI Parent elects to terminate the transaction in circumstances not involving any illegality, FCMI Parent will be required to pay to NBC a make-whole payment equal to the product of the terminated number of Underlying Shares, the initial price per Underlying Share and D/360 where “D” represents the number of calendar days from, but excluding, the optional early termination date, to and including the calendar day that falls on the day that is six months after the effective date of the transaction.

In addition to the provisions described above, the confirmation includes certain representations and warranties by NBC as to its non-U.S. status made to support FCMI’s offer and sale of the Common Shares to NBC without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”) in an “offshore transaction” pursuant to Regulation S under the 1933 Act. NBC agreed that the Common Shares would include certain restrictions reflecting the limits on disposition of the Common Shares under the 1933 Act.

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The foregoing description of the documents comprising the 2016 TRS-2 Agreement is qualified in its entirety by reference to the full text of the related agreements, which are filed as exhibits to this Schedule 13D (Amendment No. 15) and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit	Agreement

99.17	Confirmation of a Cash-Settled Share Swap Transaction between National Bank of Canada and FCMI Parent Co. dated February 22, 2016
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2016
FCMI PARENT CO.

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

FCMI FINANCIAL CORPORATION

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

	By:	/s/ Robert Bourque
	Name:	Robert Bourque
	Title:	Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
	Name:	Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Trustee
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